UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

SHELL PLC

RESULT OF ANNUAL GENERAL MEETING

Shell plc announces the poll results on the resolutions at its Annual General Meeting held on Tuesday May 21, 2024 at the InterContinental London – The O2, 1 Waterview Drive, Greenwich Peninsula, London SE10 0TW. Resolutions 1-22 were carried and resolution 23 was not carried.

In accordance with the Listing Rules, a copy of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting, will be submitted to the National Storage Mechanism and will be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
1	Receipt of Annual Report & Accounts	4,009,732,721	99.10	36,482,712	0.90	4,046,215,433	63.46%	24,377,242
2	Approval of Directors’ Remuneration Report	3,837,712,517	94.83	209,399,986	5.17	4,047,112,503	63.47%	23,487,236
3	Reappointment of Dick Boer	3,942,771,765	97.41	104,784,962	2.59	4,047,556,727	63.48%	22,984,294
4	Reappointment of Neil Carson	3,997,581,756	98.77	49,763,124	1.23	4,047,344,880	63.47%	23,190,477
5	Reappointment of Ann Godbehere	3,888,176,915	96.06	159,316,307	3.94	4,047,493,222	63.48%	23,046,493
6	Reappointment of Sinead Gorman	3,991,395,067	98.61	56,394,263	1.39	4,047,789,330	63.48%	22,747,157
7	Reappointment of Jane Holl Lute	3,997,349,786	98.76	50,170,807	1.24	4,047,520,593	63.48%	23,016,821
8	Reappointment of Catherine Hughes	3,853,419,013	95.95	162,591,533	4.05	4,016,010,546	62.98%	54,522,444
9	Reappointment of Sir Andrew Mackenzie	3,623,716,656	90.16	395,506,547	9.84	4,019,223,203	63.03%	51,311,361
10	Reappointment of Sir Charles Roxburgh	3,999,894,421	98.83	47,509,826	1.17	4,047,404,247	63.48%	23,133,424
11	Reappointment of Wael Sawan	3,965,223,304	98.66	54,053,413	1.34	4,019,276,717	63.03%	51,249,526
12	Reappointment of Abraham (Bram) Schot	3,978,062,767	98.29	69,181,183	1.71	4,047,243,950	63.47%	23,282,924
13	Reappointment of Leena Srivastava	3,998,196,209	98.79	49,114,863	1.21	4,047,311,072	63.47%	23,224,097
14	Reappointment of Cyrus Taraporevala	3,999,602,499	98.83	47,257,645	1.17	4,046,860,144	63.47%	23,670,224
15	Reappointment of Auditors	4,005,238,096	99.02	39,591,593	0.98	4,044,829,689	63.43%	25,721,016
16	Remuneration of Auditors	4,035,800,899	99.71	11,770,670	0.29	4,047,571,569	63.48%	22,973,578
17	Authority to allot shares	3,959,020,201	97.81	88,490,958	2.19	4,047,511,159	63.48%	23,027,771
18	Disapplication of pre-emption rights*	4,008,888,982	99.24	30,790,514	0.76	4,039,679,496	63.35%	30,899,014
19	Authority to make on-market purchases of own shares*	4,008,568,712	99.05	38,343,081	0.95	4,046,911,793	63.47%	23,629,957
20	Authority to make off-market purchases of own shares*	3,990,697,774	98.62	55,808,260	1.38	4,046,506,034	63.46%	24,037,019
21	Authority for certain donations and expenditure	3,996,889,885	98.77	49,679,442	1.23	4,046,569,327	63.46%	23,981,892
22	Shell's Energy Transition Strategy 2024 resolution	2,982,949,868	78.03	839,906,774	21.97	3,822,856,642	59.95%	247,686,231
23	Shareholder resolution*	735,224,835	18.62	3,213,314,502	81.38	3,948,539,337	61.92%	122,002,084

* Special resolution

Please note that a ‘vote withheld’ is not a vote under English Law and is not counted in the calculation of the proportion of the votes ‘for’ and ‘against’ a resolution.

Shell Chief Executive Officer Wael Sawan said: “Shell’s shareholders have strongly backed our strategy to deliver more value with less emissions, as we transform to become a net-zero emissions energy business by 2050. Our focus on performance, discipline and simplification enables us to invest in providing the energy the world needs today, and in helping to build the low-carbon energy system of the future.”

The level of votes on Resolution 22 requires us to explain what actions we intend to take to consult shareholders in order to understand the reasons behind the result, and report back within six months. We will meet this obligation by continuing to engage with shareholders on why we believe our strategy keeps us on the right path.

May 21, 2024

Caroline J.M. Omloo
Company Secretary
Shell plc

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

Cautionary Note
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. The term “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-Looking Statements
This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; “anticipate”; “believe”;“commit”; “commitment”; ”could”; “estimate”; “expect”; “goals”; “intend”; “may”; “milestones”; “objectives”; “outlook”; “plan”; “probably”; “project”; “risks”; “schedule”; “seek”; “should”; “target”; “will”; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak, regional conflicts, such as the Russia-Ukraine war, and a significant cybersecurity breach; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2023 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, May 21, 2024. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Shell’s Net Carbon Intensity
Also, in this announcement we may refer to Shell’s “Net Carbon Intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “Net Carbon Intensity” or NCI are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s net-zero emissions target
Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and NCI targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target, as this target is currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

Forward Looking non-GAAP measures
This announcement may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.

The contents of websites referred to in this announcement do not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: May 21, 2024	/s/ Caroline Omloo
Caroline Omloo
Company Secretary